FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of Shosp

May 13, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others.

Shosp as of today has more than 450 clinics associated with 2,800 monthly active users, of which 1,937 are monthly active subscribers, with more than 3 million consultations since inception, generating an ARR (Annual Recurring Revenue) of R$ 1.8 million.

Shosp users will be migrated to iClinic’s platform to create a unique offering of clinical management software and Shosp team will join Afya’s digital capabilities to contribute to the improvement of iClinic’s revenue cycle management module.

The aggregate purchase price (enterprise value) paid to sellers was R$5.98 million, of which 100% was paid in cash. An earn-out of up to R$1.793 million can be paid related to the migration of Shosp users and and implementation of some new functionalities in iClinic’s platform in up to 24 months, starting in the date hereof.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br